Exhibit 21
SUBSIDIARIES OF PACKAGING DYNAMICS CORPORATION

Jurisdiction of Incorporation or
Name	Organization
Packaging Dynamics Operating Company	Delaware
Bagcraft Packaging, L.L.C.	Delaware
International Converter, Inc.	Delaware
IPMC Acquisition, L.L.C.	Delaware
Iuka, Incorporated	Delaware
Wolf Packaging Inc.	Iowa
Papercon U.S. Holding, Inc.	Delaware
Papercon Canada Holding Corp.	Nova Scotia
GMG International, Inc.	Georgia
Papercon, Inc.	Georgia